82-2373

ERG GROUP

03037817

Your ref
Our ref CMP-0014-01

20 November 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

RECEIVED DEC 01 2003 181

Dear Sirs

ERG Ltd

Australian Stock Exchange Filing

I enclose the following document lodged with the Australian Stock Exchange today:

- Media Release headed "ERG's Singapore Project Wins Prestigious Sesames Smart Card Award".

Yours faithfully

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

SUPPL

for **Clare Barrett-Lennard**
Company Secretary

ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/11/2003

TIME: 13:22:42

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Singapore Project wins Sesames Smart Card Award


PROCESSING
SECTION
RECEIVED
DEC 01 2003
181

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au

20/11/2003 10:22

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com, ggeen@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - Singapore Project - Sesames Award (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 97007 as follows:
Release Time: 20-Nov-2003 13:22:36
ASX Code: ERG
File Name: 97007.pdf
Your Announcement Title: ERG s Singapore Project Wins Prestigious Sesames Award



97007.pdf

DATE 20 November 2003

CONTACT Shaun Duffy – General Manager Investor Relations

PHONE +61 8 9273 1879

FAX +61 8 9273 1208

EMAIL sduffy@erggroup.com

ERG

GROUP

MEDIA RELEASE

ERG's Singapore Project Wins Prestigious Sesames Smart Card Award

ERG Group today announced it has been awarded the *Sesames for Best Transportation Application* of smart cards for its Enhanced Integrated Fare System implemented in Singapore in 2002. The award was presented at the Villepinte Exhibition Centre in Paris during the Cartes and IT Security 2003 trade show.

The Sesames awards are presented annually as part of the Cartes and IT Security exhibition and conference, and are widely recognised as the highest accolade within the industry. The awards are decided by an international jury made up of smart card experts from the industry and specialised smart card journalists.

Sesames Best Application awards are presented in the following seven categories: IT Security, Banking/Finance, Health Care, GSM, E-Commerce, Customer Loyalty and Transportation. ERG received the transportation award ahead of Scottish company ECEBS for its work on the UK's national ITSO standards; French company ASK for the Porto metro; and Portuguese company Octal, again for the Porto metro ticketing system which uses smart paper tickets.

ERG was honoured to head this list as it has worked with two of the nominees on the Porto metro system where it acted as a subcontractor to Octal while integrating the ASK smart card reader in ERG's contactless validators.

Norbert Schüwer, General Manager ERG Transit Systems France, received the award on behalf of ERG and commented: "We are very pleased to have won this award. In 1998, ERG won its first Sesames award for Best Transportation Application for the Hong Kong transit system. This award proves that since then ERG's technology has evolved and remains at the forefront of the industry. The system certainly has the capability to process more transactions than any of our previous installations.

"We are proud that our Singapore system has now been recognised by smart card experts as state-of-the-art in multi-application smart card systems. Our Singapore customer, the Land Transport Authority has shown vision in utilisation of leading edge technology to benefit its commuters and operators. It has been a very successful partnership with the customer, and of course the award would not have been possible without their efforts."

Silvester Prakasam, Manager Fare Systems for Singapore's Land Transport Authority said "The requirements of our system were very demanding and ERG has delivered a

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group



ERG's Singapore Project Wins Prestigious Sesames Smart Card Award

comprehensive system that meets the wide range of needs of both the transport operators and the commuters. ERG's performance in meeting this challenge has been creditable and we believe this award is worthy recognition."

–END–

BACKGROUND INFORMATION

Enhanced Integrated Fare System – Singapore

In 1999, the ERG Motorola Alliance won a contract to design and install a smart card based Enhanced Integrated Fare System for the Land Transport Authority of Singapore. ERG assumed full responsibility for the project in March 2001. The system went into full service in 2002 and was enthusiastically adopted by Singaporeans with more than 5 million cards now in circulation. The Singapore project is one of the largest integrated smart card based transit systems in the world with 24,000 smart card readers installed across the 6 transit operations covering bus, light rail and heavy rail.

The system is unique in that it is closed for both bus and rail. Each bus has a smart card reader located at the front of the bus that records where each passenger's journey commences. At the end of the journey passengers present their card to a reader positioned at the back of the bus at which time the correct fare is calculated and deducted. The rail system is fully gated. It is the only fully closed multimodal smart card system in the world today.

The system has simplified the process of travelling as passengers are no longer required to select the appropriate ticket for each journey. There is no limit to the number of times value can be reloaded onto a smart card and many reload options are available.

The system supplied by ERG includes an Automatic Vehicle Location system which is a GPS-based system used for the calculation of bus fares.

Cartes and IT Security 2003 Exhibition and Conference

The Cartes exhibition and conference is the leading event in the smart card industry which attracts visitors, exhibitors and industry speakers from all over the world. The 2003 conference was conducted in the Paris-Nord Villepinte Exhibition Centre from 18 to 20 November 2003. More than 13,000 smart card professionals and 200 journalists from over 120 countries attended the conference.

For further information, please visit <www.cartes.com>.

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. The Group has installed systems in major cities throughout the world including Hong Kong, Melbourne, Rome, San Francisco and Singapore with installations in progress in Gothenburg, Seattle, Stockholm, Sydney and Washington DC. ERG has delivered systems that support more than 20 million smart cards in circulation and handle approximately 5 billion transactions per annum. ERG is an Australian-based company, listed on the Australian Stock Exchange and employs 800 people in 11 countries.

For further information, please visit <www.erggroup.com>.